August 6, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

Attn:	Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant
Ryan Houseal, Staff Attorney
Katherine Wray, Staff Attorney

Re:	Digimarc Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 24, 2010
File No. 001-34108

Dear Mr. Krikorian:

Digimarc Corporation (the “Company”) is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 6, 2010 (the “Comment Letter”) relating to the above-referenced Form 10-K for the fiscal year ended December 31, 2009 filed on February 24, 2010 (the “Form 10-K”). The Company has revised specified items of the Form 10-K in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Form 10-K (the “Amendment”) that reflects these revisions. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter.

Mr. Stephen Krikorian

August 6, 2010

Form 10-K for the Fiscal Year Ended December 31, 2009

Cover Page

1.	Please clarify how you determined that you qualify as both an accelerated filer and a smaller reporting company for the fiscal year ended December 31, 2009. In this respect, we note that the aggregate market value of your common stock was approximately $89 million on the last business day of your most recently completed fiscal second quarter (June 30, 2009). We refer you to Rule 12b-2 of the Exchange Act.

Response: Under Rule 12b-2(1) of the Exchange Act, a company becomes an accelerated filer after it first meets specified criteria, including an aggregate worldwide market value of the voting and non-voting common equity held by its non-affiliates of $75 million or more, but less than $700 million, as of the last business day of the company’s most recently completed second fiscal quarter. Under Rule 12b-2, a “smaller reporting company” is defined as an issuer that had a public float of less than $75 million as of the last business day of its most recently completed second fiscal quarter. In Regulation S-K Compliance and Disclosure Interpretation 102.01, the Staff confirmed that “due to the application of the transition rules for accelerated filers, a company can be both an accelerated filer and a smaller reporting company at the same time. Such a company may use the scaled disclosure rules for smaller reporting companies in its annual report on Form 10-K, but the report is due 75 days after the end of its fiscal year and must include the Sarbanes-Oxley 404 auditor attestation report described in Item 308(b) of Regulation S-K.”

A company’s filer status is determined as of the end of its fiscal year, and a company’s determination of smaller reporting company status is made the last day of the second fiscal quarter. As noted by the Staff in this comment 1, as of June 30, 2009, the last business day of the second quarter of the Company’s 2009 fiscal year, the aggregate market value of the Company’s common stock held by non-affiliates was approximately $89 million. Accordingly, on June 30, 2009, the Company determined that it no longer qualified as a smaller reporting company. Pursuant to Item 10(f) of Regulation S-K and Rule 12b-2 of the Exchange Act, however, the Company was not required to reflect this determination either on the cover of its periodic reports or in the information provided in these reports, until it filed its Form 10-Q for the first quarter of the fiscal year following the year of the date of determination. Consequently, we checked the Smaller Reporting Company box on the cover of the Form 10-K. On December 31, 2009, the Company determined that, based on the aggregate market value of its common stock as of June 30, 2009, it qualified as an accelerated filer. Accordingly, we also checked the “Accelerated Filer” box on the cover of the Form 10-K and were required to file the Form 10-K within

Mr. Stephen Krikorian

August 6, 2010

75 days of the end of the fiscal year and to include in the Form 10-K the auditor attestation report required under Item 308(b) of Regulation S-K.

Item 1:    Business

Overview, page 1

2.	Note 4 to the financial statements, cross-referenced in Business, discloses the company’s revenues by geographic area. We note that international revenues accounted for 55% of the company’s fiscal 2009 revenues and that you disclose elsewhere in the filing that international revenues may grow as a percentage of total revenues in the future. In light of the significant amount of your international revenues, please advise whether revenues derived from any individual foreign country are material, and if so, disclose the amount of revenues attributable to any such country. See Item 101(d) of Regulation S-K and FASB ASC 280-50-41(a).

Response: As noted in response to comment 1 above, the Company was entitled to use the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K. Smaller reporting companies are not required to report the information set forth under Item 101(d) of Regulation S-K. The Company advises the Staff that more than 80% of the Company’s international revenues for 2009 were derived from the Counterfeit Deterrence System Development and License Agreement, dated as of January 1, 1999, between the Company and the Bank for International Settlements, for portions of which confidential treatment was requested by the Company and granted by the Commission pursuant to an Order Granting Confidential Treatment, dated October 21, 2008. Under this agreement, the Company receives payment from the Bank of International Settlements, regardless of the participating bank from which the payment originates. As a result, the Company cannot determine precisely the countries from which revenue under this agreement is derived, and instead attributes the revenue to the country to which the fees are billed. Even if the Company were aware of the specific countries from which revenues are derived under this agreement, to disclose the countries would require the Company to disclose certain information for which confidential treatment has been sought and granted. We have revised “Segment Information-Geographic Information” under Note 4 to the financial statements in the Form 10-K to indicate that revenue by geographic region is based on the location to which fees are billed, and we also provided this information in our quarterly report on Form 10-Q for the quarter ended June 30, 2010, filed with the Commission on July 30, 2010. Please see page F-18 of the Amendment.

Mr. Stephen Krikorian

August 6, 2010

Customers and Business Partners, page 3

3.	Your disclosure indicates that a significant portion of the company’s revenue is derived from government customers, including the Central Banks, and you discuss in your business and risk factor sections certain risks and challenges associated with your government contracts. Please quantify the aggregate amount of the company’s revenues that are attributable to government customers, or tell us why you believe such disclosure is not required. See Item 101(c)(1)(ix) of Regulation S-K.

Response: As noted in response to comment 1 above, the Company was entitled to use the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K. Smaller reporting companies are not required to report the information set forth under Item 101(c)(1)(ix) of Regulation S-K. The Company advises the Staff that revenue generated under the Counterfeit Deterrence System Development and License Agreement represents more than 90% of the revenue generated from all government contracts to which the Company is a party. The Company’s disclosure in Note 4 to the financial statements, “Segment Information—Geographic Information” indicates that revenue from the Central Banks (as defined in the Form 10-K) accounted for 46% of the Company’s total revenue in 2009. We have revised the “Business—Customers and Business Partners” section of the Form 10-K to add disclosure indicating the aggregate portion of revenue generated from government customers in 2009. Please see page 3 of the Amendment.

Item 7:    Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 22

4.	Please tell us what consideration you gave to expanding your overview to identify the quantitative and qualitative factors that your company’s executives focus on in evaluating the financial condition and operating performance of your business on both a short-term and long-term basis. You may also wish to address the material opportunities, risks and challenges facing your company and how management is dealing with these issues. For example, an expanded overview could address any material opportunities or risks associated with the growth strategy discussed in your earnings conference call for the third quarter of fiscal 2009. Refer to Section III.A of SEC Release No. 33-8350.

Response: In providing disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operation (“MD&A”) section of the Form 10-K, the Company considered the Overview subsection of the MD&A in light of the quantitative and qualitative discussion provided throughout the Form 10-K. The Company believed that the topics referenced by the Staff were addressed through disclosure provided in the

Mr. Stephen Krikorian

August 6, 2010

Form 10-K, including the discussion of our products and services, technology, markets, customers, competitive landscape, revenue model, critical accounting policies, concentration of customer revenue and other risks that could adversely affect our financial condition, results of operations and cash flows. The Company also considered the discussion of our growth strategy provided to stockholders in our earnings conference calls, and the information provided in the stockholder letter included in the 2009 Annual Report to Stockholders regarding the Company’s completed fiscal year, vision, strategy, progress, investment history and future prospects. However, in response to the Staff’s comment, the Company has expanded its Overview subsection in its quarterly report on Form 10-Q filed on July 30, 2010, and will expand this disclosure in its future Form 10-K filings, to include a discussion of material opportunities, risks and challenges facing the company and the quantitative and qualitative factors that our executives focus on in evaluating the financial condition and operating performance of our business on a short-term and long-term basis.

Part III (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed March 16, 2010)

Executive Compensation, page 31

5.	It appears from your disclosure that the company engages in benchmarking with respect to material elements of compensation for your named executive officers. In this regard, we note your disclosure that the compensation committee “considers” compensation practices at comparable companies of similar size within the high tech and software services industries, and that as a general guideline, you set base cash compensation and total equity compensation for your executive officers between the 50th and 75th percentiles compared to compensation at the comparable companies. To the extent benchmarking is material to the company’s executive compensation policies and decisions, please identify the comparable companies used for benchmarking purposes. See Item 402(b)(2)(ix) of Regulation S-K.

Response: As noted in response to comment 1 above, the Company was entitled to use the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K. Under Item 10(f) of Regulation S-K, unless otherwise specified under the reporting requirements, smaller reporting companies have the option to comply with either the requirements applicable to smaller reporting companies or the requirements applicable to other companies. Pursuant to Item 402 of Regulation S-K, smaller reporting companies are not required to provide the compensation discussion and analysis set forth in Item 402(b). Although the Company elected to provide a description of its “Compensation Policy and Programs” in its proxy statement for its 2010 annual meeting of stockholders, the Company was not required,

Mr. Stephen Krikorian

August 6, 2010

and did not elect, to provide the information required under Item 402(b) of Regulation S-K. Because the Company is no longer entitled to report under the smaller reporting company scaled requirements, the Company notes the Staff’s comment and will include the information required under Item 402(b) of Regulation S-K in its proxy statement on Schedule 14A for its 2011 annual meeting of shareholders.

Salary, page 32

6.	Further, with respect to each material element of compensation that the company benchmarks against compensation at the comparable companies, please disclose where actual compensation awards fell in comparison to the targeted benchmark. To the extent actual compensation was outside the targeted range, explain why. In this regard, clarify where the respective salaries for each of your named executive officers fall in comparison to the targeted 50th to 75th percentile range. In this regard, your disclosures that the targeted annual compensation for 2009 “was competitive with the pay targets established by the Compensation Committee” is unclear.

Response: This comment 6 requests information required under Item 402(b) of Regulation S-K to be included in a company’s “Compensation Discussion and Analysis.” As explained more fully in response to comment 5 above, the Company was entitled to use the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K, and was not required to provide the information set forth under Item 402(b) of Regulation S-K. Because the Company is no longer entitled to report under the smaller reporting company scaled requirements, the Company notes the Staff’s comment and will include the information required under Item 402(b) of Regulation S-K in its proxy statement on Schedule 14A for its 2011 annual meeting of shareholders.

7.	Further, we note your statement that “high-performers” have the opportunity to have salaries that reflect their experience, performance and contributions. For each named executive officer, please tell us how these factors determined your compensation committee’s decision to set the salaries at their respective levels. For example, where personal performance is taken into account, tell us how this element of compensation was structured and implemented to reflect the named executive officer’s individual performance and/or individual contribution to the company’s performance, describing the elements of individual performance and/or contribution that are taken into account. See Item 402(b)(2)(vii) of Regulation S-K.

Response: This comment requests information required under Item 402(b) of Regulation S-K to be included in a company’s “Compensation Discussion and Analysis.” As explained more fully in response to comment 5 above, the Company was entitled to use

Mr. Stephen Krikorian

August 6, 2010

the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K, and was not required to provide the information set forth under Item 402(b) of Regulation S-K. Because the Company is no longer entitled to report under the smaller reporting company scaled requirements, the Company notes the Staff’s comment and will include the information required under Item 402(b) of Regulation S-K in its proxy statement on Schedule 14A for its 2011 annual meeting of shareholders.

Item 15:    Exhibits and Financial Statement Schedules

Financial Statements

8.	Please explain why you have not provided audited financial statements for the period January 1, 2008 through August 1, 2008. As part of your response, cite the guidance that you relied upon in determining not to provide audited financial statements for all periods required prior to the succession.

Response: Extensive audit work was performed in connection with the spin-off of the Company from our predecessor Digimarc Corporation (“Old Digimarc”), and subsequent acquisition of Old Digimarc by L-1 Identity Solutions, Inc. That work, in principal part, provided the basis for the carved-out financial statements that we provided in connection with the spin-off. We believed that the audit and reporting responsibility for the 2008 period was that of, and remained with, the surviving entity, Old Digimarc. Upon further review and consultation with our auditors, Grant Thornton LLP, we have concluded that the period from January 1, 2008 through August 1, 2008 for our predecessor is required to be audited and have amended the Form 10-K to include audited financial statements for the period January 1, 2008 through August 1, 2008.

Notes to the Financial Statements

Note 1. Description of the Business and Summary of Significant Accounting Policies, page F-8

9.	We note from your market risk disclosures on page 49 that you are subject to foreign currency exchange risk in the form of exposure to fluctuations in the currency exchange rates. We further note from your disclosures on page F-18 that a significant portion of your sales are generated from non-U.S. countries. Please explain your policy with respect to foreign currency translation and tell us the impact for each period presented. Clarify how your disclosures comply with the requirements in FASB ASC 830-20-50.

Response: Although a significant portion of our revenues are generated from non-US sources, with the majority coming from the Central Banks, most all of our contracts call

Mr. Stephen Krikorian

August 6, 2010

for billings and payments in U.S. dollars and, accordingly, we have minimal risk associated with fluctuations in currency exchange rates. As a result, we have determined that the statement on page 49 is unnecessary and have deleted the statement in the Amendment. Please see page 8 of the Amendment.

Joint Venture and Patent License Agreements with The Neilson Company, page F-8

10.	We note that you entered into two joint venture agreements with The Nielsen Company on June 11, 2009. Please clarify how you comply with the requirements in FASB ASC 323-10-50 and Item 4-08(g) of Regulation S-K. In addition, please provide us with your significance test pursuant to Rule 3-09 of Regulation S-X.

Response: As noted in response to comment 1 above, the Company was entitled to use the scaled reporting requirements applicable to smaller reporting companies in connection with the filing of its Form 10-K and was not required to provide the information set forth under Rules 3-09 and 4-08(g) of Regulation S-X. We believe we have complied with the disclosure required under FASB ASC 323-10-50 (disclosures in notes to financial statements) as well as Rule 8-03 Regulation S-X (smaller reporting company requirements). We believe our disclosure regarding the joint ventures is comprehensive and provides the reader with sufficient information about the operations of these companies during the first six months following formation, including:

•

a description of the operations of each joint venture in the “Business” section on page 3 of the Form 10-K and in Note 1 to the financial statements, “Description of the Business and Summary of Significant Accounting Policies,” beginning on page F-8, including the investment contributions payable by the Company and minimum service revenues payable to the Company through 2011;

•	the basis of accounting for the joint ventures on page F-9 of the Form 10-K;

•	the aggregate net investments for the joint ventures shown separately on the Balance Sheets;

•	the aggregate gross investments for the joint ventures shown on the Statements of Cash Flows;

•

the aggregate loss from the joint ventures reflected in the Statements of Operations, Statements of Cash Flows and Note 12 to the financial statements, “Other Income (Expenses), Net,” on page F-26 of the Form 10-K; and

Mr. Stephen Krikorian

August 6, 2010

•

related party disclosures of revenues, net losses, net accounts receivable and net accounts payable for each joint venture set forth under Note 16 to the financial statements, “Related Party Transactions,” on page F-30 of the Form 10-K.

Our significance test pursuant to Rule 3-09 of Regulation S-X, had it been applicable, for JV1, the larger of the two joint ventures, follows:

20% test:	DMRC	JV1
Investment	$50,483,336	$700,000
		1.39%
Proportionate sharetotal assets	$50,483,336	$187,149
		0.37%
net losses	$(2,757,097)	$(623,574)
		22.62%

The Company will continue to monitor the significance of the joint ventures, and provide the financial information set forth under Rule 4-08(g) of Regulation S-X as required.

Exhibit Index, page E-1

11.	You disclose on page 3 and elsewhere in your Form 10-K that in July 2009 you terminated your October 2007 agreement with Nielsen in order to commence the operation of two joint ventures, and that you entered into joint venture agreements and a new patent license agreement in connection with these joint ventures. Please provide us with your analysis as to why you have not filed these agreements as exhibits to your Form 10-K, nor incorporated them by reference from your Form 10-Q for the quarter ended June 30, 2009. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: We have amended Part IV, Item 15 of the Form 10-K to incorporate by reference as exhibits to the Form 10-K the joint venture agreements and patent license that were filed as exhibits to our quarterly report on Form 10-Q for the quarter ended June 30, 2009.

*  *  *  *

Mr. Stephen Krikorian

August 6, 2010

Digimarc Corporation acknowledges that (a) Digimarc Corporation is responsible for the adequacy and accuracy of the disclosure in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing and (c) Digimarc Corporation may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

*  *  *  *

We greatly appreciate your prompt response to this letter. If you have any further comments or questions regarding this letter, please contact John Thomas at (503) 727-2144, or the undersigned at (503) 469-4652.

Very truly yours,

/s/ Michael McConnell
Michael McConnell
Chief Financial Officer and Treasurer

cc (w/o enc.):	Bruce Davis
Robert Chamness
John R. Thomas (Perkins Coie LLP)
Roy W. Tucker (Perkins Coie LLP)